
                                                                    Exhibit (12)

                                Pitney Bowes Inc.
                Computation of Ratio of Earnings to Fixed Charges (1)
                -----------------------------------------------------

(Dollars in thousands)
                                                Three Months Ended March 31,
                                                ----------------------------
                                                      2000          1999 (2)
                                                ----------        ----------
Income from continuing
operations before income taxes.........         $  224,537        $  209,240

Add:
  Interest expense.....................             48,993            46,059
  Portion of rents
    representative of the
    interest factor....................             10,803            10,782
  Amortization of capitalized
    interest...........................                243               243
  Minority interest
    in the income of
    subsidiary with
    fixed charges......................              3,282             2,873
                                                ----------        ----------

Income as adjusted.....................         $  287,858        $  269,197
                                                ==========        ==========

Fixed charges:
  Interest expense.....................         $   48,993        $   46,059
  Capitalized interest.................                539                 -
  Portion of rents
    representative of the
    interest factor....................             10,803            10,782
  Minority interest, excluding
    taxes, in the income of
    subsidiary with fixed
    charges............................              4,862             4,338
                                                ----------        ----------

Total fixed charges...................          $   65,197        $   61,179
                                                ==========        ==========

Ratio of earnings to fixed
  charges..............................               4.42              4.40
                                                ==========        ==========

Ratio of earnings to fixed
   charges excluding minority
   interest............................               4.72              4.69
                                                ==========        ==========

(1) The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

(2) Interest expense and the portion of rents representative of the interest factor of the discontinued operations of AMIC have been excluded from fixed charges in the computation for the three months ended March 31, 1999.

     Including these amounts in fixed charges, the ratio of earnings to fixed charges would be 4.28 for the three months ended March 31, 1999. The ratio of earnings to fixed charges excluding minority interest would be 4.55 for the three months ended March 31, 1999.

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